Exhibit

Excellon receives permit to drill Silver City

Toronto, Ontario – June 16, 2020 – Excellon Resources Inc. (TSX:EXN; EXN.WT, OTC:EXLLF and FRA:E4X1) (Excellon or the “Company”) is pleased to announce that the drilling operation plan for the Silver City Project in Saxony, Germany has been approved by the Mining Authority of Saxony.

Highlights

●	Approval received for initial drill program of 15 holes totaling 2,500 metres – drilling is expected to commence before the end of June
●	Additional 12 holes permitted for immediate follow up should drilling intersect anticipated veining and mineralization
●	Silver City Project is a 164 km2 high-grade epithermal silver district in Saxony, Germany that was mined for over 750 years but has seen no modern day exploration for precious metals

“We have a special opportunity at Silver City to put the first drill holes into an historic high-grade silver district,” stated Ben Pullinger, SVP Geology. “Production records from the property indicate multi-kilo per tonne silver grades over substantial widths throughout the district. Equally compelling are our local partnerships with both the Freiberg University of Mining and Technology and the Helmholtz Institute Freiberg.”

In addition to complying with the technical and permitting requirements, Excellon has finalized contracts with the landowners and land users for drill sites and access roads.

Drilling is planned to commence in the second half of June 2020. An internationally experienced and accomplished drilling company was awarded the drilling contract following a competitive bidding process. Preparations are underway for an early start of field operations complying with the highest technical, environmental and occupational health standards, including all necessary preventive measures in respect of COVID-19 from the Saxon government. Depending on the results of this early stage exploration, further drilling will be planned and plans will be submitted for approval.

Excellon has an option to acquire a 100% interest in the Silver City Project from Globex Mining Enterprises Inc. (TSX:GMX, OTCQX:GLBXF and FRA:G1MN).

Silver City Project

The Silver City Project encompasses a 36 km SW-NE strike by 1 to 5 km wide epithermal vein system situated west of the town of Freiberg (30 km southwest of Dresden) in the state of Saxony. The immediate exploration license and surrounding area have a long and rich history of silver mining with numerous historic mining camps, small mines and prospects, many of which have only been explored and/or mined to shallow depths seldom exceeding 200 metres below surface. Historically reported veins ranged from 0.5 to 10 metres width, with grades of over 3,500 g/t Ag and no assaying for gold or zinc. Petrographic and fluid inclusion studies recently conducted by the Mineral Systems Analysis Group at the Freiberg University of Mining and Technology indicate a productive depth for precious metals from 50 to 450 metres below surface. Additional information on the Silver City Project is available at: http://www.excellonresources.com/operations/silver-city/snapshot/.

Qualified Person

Mr. Ben Pullinger, P. Geo., Senior Vice President Geology, has acted as the Qualified Person, as defined in NI 43-101, with respect to the disclosure of the scientific and technical information relating to exploration results contained in this press release.

Further Information

For further information please contact:

Brendan Cahill, President & CEO or

Ben Pullinger, Senior Vice President Geology

(416) 364-1130

info@excellonresources.com

www.excellonresources.com

About Excellon

Excellon’s vision is to create wealth by realizing strategic opportunities through discipline and innovation for the benefit of our employees, communities and shareholders. The Company is advancing a precious metals growth pipeline that includes: Platosa, Mexico’s highest-grade silver mine since production commenced in 2005; Kilgore, a high quality gold development in Idaho with strong economics and significant growth and discovery potential; and an option on Silver City, a high-grade epithermal silver district in Saxony, Germany with 750 years of mining history and no modern exploration. The Company also aims to continue capitalizing on current market conditions by acquiring undervalued projects.

Additional details on Excellon’s properties are available at www.excellonresources.com.

Forward-Looking Statements

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this Press Release, which has been prepared by management. This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act. Such statements include, without limitation, statements regarding the future results of operations, performance and achievements of the Company, including potential property acquisitions, the timing, content, cost and results of proposed work programs, the discovery and delineation of mineral deposits/resources/reserves, geological interpretations, proposed production rates, potential mineral recovery processes and rates, business and financing plans, business trends and future operating revenues. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, significant downward variations in the market price of any minerals produced, the Company’s inability to obtain any necessary permits, consents or authorizations required for its activities, to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies. All of the Company’s public disclosure filings may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties, and particularly the September 7, 2018 NI 43-101 technical report prepared by SRK Consulting (Canada) Inc. with respect to the Platosa Property. This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.